Exhibit 99.1

SuperCom to Implement Two New Electronic Monitoring Contracts

for Offender Tracking in Asia and Europe

The Two new customers select PureSecurity Electronic Surveillance Solution to increase public safety and reduce prison overcrowding

Herzliya, Israel, December 02, 2015 – SuperCom (NASDAQ: SPCB), a Global provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, announced that its M2M division has signed contracts with two new customers to deploy Electronic Monitoring solutions to provide a more comprehensive and transparent electronic surveillance platform for effectively tracking and monitoring low-risk offenders.

The first new contract is for a large country in Southeast Asia that is implementing a new offender monitoring and tracking program to increase public safety and reduce prison overcrowding. SuperCom will provide its full PureSecurity surveillance solution for this program which will include home monitoring and full GPS tracking. The initial order is for a fixed number of units and includes ongoing maintenance. There is a significant opportunity for the program to grow over time.

The second contract is for a new European country that already has offender monitor programs in place. SuperCom will provide its PureSecurity surveillance solution for home monitoring that will assist the government in monitoring low-risk offenders in their homes. The initial term of the contract is for one year with a guaranteed minimum order size of 70 kits. The contract offers potential for growth beyond the initial contract size and duration.

“We have already begun to deploy these new contracts and are excited to further expand our efforts to enhance public safety with a cost effective solution in the rapidly growing global Electronic Monitoring market,” commented Mr. Arie Trabelsi, President and CEO of SuperCom. “With these wins, we have now secured three new electronic monitoring customers within the last four months. We continue to focus on expanding our growing base of government clients around the world and are looking forward to working with governments as we offer our rapidly growing array of innovative eID, M2M and mPay solutions.”

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:

Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.